UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29297/June 14, 2010

_____

In the Matter of   :
                                                                          :
KINETICS MUTUAL FUNDS, INC.   :
KINETICS PORTFOLIOS TRUST   :
KINETICS ASSET MANAGEMENT, INC.   :
KINETICS FUNDS DISTRIBUTOR, INC.   :
                                                                          :
555 Taxter Road   :
Suite 175   :
Elmsford, NY 10523   :
                                                                          :
(812-13745)   :
_____   :

ORDER UNDER SECTION 6(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 12d1-2(a) UNDER THE ACT

Kinetics Mutual Funds, Inc., Kinetics Portfolios Trust, Kinetics Asset Management, Inc.,
and Kinetics Funds Distributor, Inc. filed an application on January 19, 2010, and an
amendment to the application on May 12, 2010, requesting an order under section 6(c) of
the Investment Company Act of 1940 (the "Act") granting an exemption from rule
12d1-2(a) under the Act. The order would permit funds of funds relying on rule 12d1-2
under the Act to invest in certain financial instruments.

On May 17, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29270). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Kinetics Mutual Funds, Inc., Kinetics Portfolios Trust, Kinetics Asset Management, Inc., and Kinetics Funds Distributor, Inc. (File No. 812-13745) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary